Centocor Returns Rights to Anti-CD46 Antibody to Crucell

LEIDEN, The Netherlands, Dec. 24, 2002 (PRIMEZONE) -- Dutch antibody and vaccine company, Crucell N.V. (Nasdaq:CRXL) today announced that Centocor and Crucell have agreed not to advance the development of the anti-CD46 antibody for the treatment of cancer. Both companies decided that the time to market for the product candidate is longer than anticipated. All rights to the target and antibody are returned to Crucell.

Currently, Crucell is working on several products, including vaccines for Ebola and Flu and it has a partnership with Merck & Co. on an experimental HIV vaccine. Technology programs include the PER.C6(TM) antibody production technology, as recently announced in the alliance with DSM. The CD46 product will be added to the product portfolio. Crucell will continue to prioritize its portfolio activities based on the investment requirements and expected time to market.

Crucell will continue to exploit the MAbstract(TM) technology to generate product leads in-house while considering alternative routes to commercialize its antibody assets.

About Crucell

Crucell N.V. discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstract(TM), AdVac(TM), and PER.C6(TM), for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Crucell and DSM Biologics announced an alliance for the development and production for recombinant proteins and monoclonal antibodies. Other partners include Merck & Co. for the HIV vaccine and the National Institutes of Health (NIH) for the Ebola vaccine. In addition, Crucell has over 20 licensees for its PER.C6(TM) technology. These include Novartis, GSK, Aventis and Schering AG. Crucell is headquartered in Leiden, The Netherlands and is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors." The company prepares its financial statements under generally accepted accounting principles in the United States.

CONTACT:  Crucell N.V., Leiden
          Dinko Valerio, Chief Executive Officer
          +31-(0)71 524 8747

          Arie Bos, Director of Corporate Communications
          +31-(0)71-524 8722
          +31-(0)6-5240 8237 (Mobile)
          a.bos@crucell.com

          Noonan Russo Presence, New York Mary
          Claire Duch
          +1-212-845-4278
          m.duch@nrp-euro.com